Chrysler Center 666 Third Avenue New York, NY 10017 212 935 3000 mintz.com

May 26, 2021

CONFIDENTIAL – VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner

Brian Cascio

Jane Park

Celeste Murphy

Re:	Acurx Pharmaceuticals, LLC

Registration Statement on Form S-1

Submitted May 10, 2021

CIK No. 0001736243

Ladies and Gentlemen:

This letter sets forth the response of Acurx Pharmaceuticals, LLC (the “Company”) to the comment letter, dated May 21, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on May 10, 2021 for confidential non-public review pursuant to the Jumpstart Our Business Startups Act, as amended. Concurrently, the Company is filing publicly a Registration Statement on Form S-1 (the “Registration Statement”). Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

In order to facilitate your review, we have repeated the comment in its entirety in italicized text and followed by the Company’s response.

1.	We refer to the GLSynthesis Inc. Asset Purchase Agreement filed as Exhibit 10.11 to your registration statement. We note that certain identified information has been redacted in this exhibit as noted in the exhibit index. Please revise the first page of the exhibit to include a statement that certain identified information has been excluded from the exhibit because it is both not material and is the type that you treat as private or confidential. Please also include brackets indicating where the information is omitted from the filed version of the exhibit. Refer to Item 601(b) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff's comment and has revised Exhibit 10.11 to the Registration Statement to note that certain identified information has been redacted as noted in the exhibit index.

If you have any questions or comments in connection with this letter or the Registration Statement, please contact the undersigned by phone at (212) 692-6784 or via e-mail at ikblumenthal@mintz.com.

Very truly yours,

/s/ Ivan K. Blumenthal
Ivan K. Blumenthal

cc:          David P. Luci, Chief Executive Officer (Acurx Pharmaceuticals, LLC)

Boston       London       Los Angeles       New York       San Diego       San Francisco      Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.